Exhibit 99.1

NOVA Chemicals: Record Olefins/Polyolefins Performance - Strong Outlook

    PITTSBURGH--(BUSINESS WIRE)--Oct. 24, 2007--NOVA Chemicals
Corporation (NYSE:NCX)(TSX:NCX):

    All financial information is in U.S. dollars unless otherwise indicated.

    NOVA Chemicals Corporation (NOVA Chemicals) reported net income of $97 million ($1.16 per share diluted) for the third quarter of 2007.

    Net income for the third quarter compares to net income of $80 million ($0.96 per share diluted) for the second quarter of 2007 and a net loss of $24 million ($0.29 loss per share) for the third quarter of 2006, which included charges of $92 million ($1.12 per share diluted) related to restructuring and insurance wind-up costs.

    The Olefins/Polyolefins business unit reported record EBITDA of $280 million in the third quarter, up from $228 million in the second quarter. The Alberta Advantage averaged a record 21 cents per pound in the third quarter, up from 13 cents per pound in the second quarter, and has expanded further in October.

    "We believe the very strong third quarter market conditions for our Olefins/Polyolefins business will continue into the fourth quarter and well beyond," said Jeff Lipton, NOVA Chemicals' President and CEO. "We are experiencing strong domestic and export demand and improving margins due to price increases that exceed feedstock cost changes."

    During the third quarter, the expanded INEOS NOVA styrenics Joint Venture was approved by the U.S. Federal Trade Commission (FTC) and commenced operations on Oct. 1, 2007. In addition, the INEOS NOVA Joint Venture agreed to acquire the exclusive production rights to Sterling Chemicals' Texas City, Texas styrene monomer asset. (See page 4 for details.)

    "The combination of the formation of the expanded Joint Venture and the agreement with Sterling creates a strong foundation for further cost reductions in our styrenics business. We also expect market conditions in Europe to recover from a weak summer holiday period," said Jeff Lipton.



           EBITDA from the                Third            Second
             Businesses                  Quarter          Quarter
          ($U.S. millions)                 2007             2007

 Olefins/Polyolefins                            $280             $228
 Performance Styrenics                             3               (6)
 STYRENIX                                        (21)              29
                                     ---------------- ----------------
 EBITDA from the
  Businesses                                    $262             $251


    NOVA Chemicals will host a conference call today, Wednesday, October 24, 2007 for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to join this call in "listen-only" mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3207770). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol NCX)

    NOVA Chemicals Highlights

    (millions of U.S. dollars, except per share amounts and as noted)

    These Highlights should be read in conjunction with NOVA
Chemicals' other interim and annual financial statement disclosures, as well as its 2006 Annual Report.



                               Three Months Ended    Nine Months Ended
                            ------------------------ -----------------
                            Sep. 30 June 30 Sep. 30  Sep. 30  Sep. 30
                             2007    2007   2006 (1)   2007   2006 (1)
                            ------- ------- -------- -------- --------
Revenue                     $1,755  $1,676   $1,712   $4,937   $4,884

Adjusted EBITDA (2)
Olefins/Polyolefins
    Joffre Olefins            $172    $121     $160     $400     $455
    Corunna Olefins             57      58       28      157       89
    Polyethylene                60      50       83      132      149
    Eliminations                (9)     (1)       -      (22)     (12)
                            ------- ------- -------- -------- --------
  Olefins/Polyolefins Total    280     228      271      667      681

Performance Styrenics            3      (6)      (2)      (9)      (3)

STYRENIX (3)
    Styrene Monomer            (22)     23        5       11       (1)
    North American Solid
     Polystyrene                (7)     (7)      (8)     (20)     (21)
    European JV                  1      13        -       29       (7)
    Eliminations                 7       -       (1)       7       (1)
                            ------- ------- -------- -------- --------
  STYRENIX Total               (21)     29       (4)      27      (30)

                            ------- ------- -------- -------- --------
EBITDA from the Businesses
 (4)                           262     251      265      685      648

Corporate (5)                  (11)    (31)     (68)     (59)    (142)
                            ------- ------- -------- -------- --------

Adjusted EBITDA (2)           $251    $220     $197     $626     $506
                            ======= ======= ======== ======== ========

Operating income              $188    $150      $13     $439     $157

Net income (loss)              $97     $80     $(24)    $221      $78

Earnings (loss) per common
 share
  - basic                    $1.17   $0.97   $(0.29)   $2.67    $0.95
  - diluted                  $1.16   $0.96   $(0.29)   $2.65    $0.94

Weighted-average common
 shares Outstanding
 (millions) (6)
  - basic                       83      83       83       83       83
  - diluted                     84      84       83       84       83


(1) See Note 2 on page 80 of the 2006 Consolidated Financial Statements within the Annual Report for a discussion of the prior period restatement related to stock-based compensation for employees eligible to retire before the vesting date (EIC 162). The impact to net income (loss) for the three months and nine months ended Sep. 30, 2006 was a $1 million benefit ($0.01 per share) and a $nil million loss ($0.00 per share), respectively. See the last paragraph of Note 1, page 25.
(2) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Income (Loss) on page 19 and Supplemental Measures on page 18).
(3) The third quarter of 2007 is the last quarter that NOVA Chemicals will report the results for the STYRENIX business unit. Beginning in the fourth quarter of 2007, NOVA Chemicals will report the results of the INEOS NOVA Joint Venture, which was expanded to include North American assets and commenced operations on Oct. 1, 2007.
(4) Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization from the Olefins/Polyolefins, Performance Styrenics and STYRENIX business units, which equals NOVA Chemicals' Adjusted EBITDA less Corporate (see Supplemental Measures on page 18).
(5) See table on page 12 for a description of all Corporate Items.
(6) Weighted-average number of common shares outstanding during the period used to calculate the earnings (loss) per share (see Note 6, page 28).


    NOVA Chemicals Supplemental Financial Data

    (millions of U.S. dollars, except as noted)

    This Supplemental Financial Data should be read in conjunction with NOVA Chemicals' other interim and annual financial statement disclosures, as well as its 2006 Annual Report.



                              Three Months Ended     Nine Months Ended
                          -------------------------- -----------------
                          Sep. 30 June 30   Sep. 30   Sep. 30  Sep. 30
                           2007    2007       2006     2007     2006
                          ------- -------   -------- --------- -------
Depreciation and
 amortization expense
  Olefins/Polyolefins        $48     $45       $43       $136    $129
  Performance Styrenics        8       8         3         21       9
  STYRENIX                     5       5        27         14      80
  Corporate                    2       2         2          6       6
                          ------- -------   -------- --------- -------
                             $63     $60       $75       $177    $224

Capital expenditures
  Olefins/Polyolefins        $23     $15       $22        $68     $69
  Performance Styrenics        6       2        16         10      67
  STYRENIX                     6       7         9         18      16
                          ------- -------   -------- --------- -------
                             $35     $24       $47        $96    $152


After-tax return on
 capital
employed (1)                14.4%   13.0%      0.9%      12.5%    6.2%

Average capital employed
 (2)

  NOVA Chemicals          $3,614  $3,316    $3,759     $3,303  $3,703
  Olefins/Polyolefins     $2,723  $2,538    $2,503     $2,529  $2,433
  Performance Styrenics     $377    $368      $265       $339    $234
  STYRENIX                  $465    $390    $1,108       $418  $1,137


Funds from operations (3)   $186    $160       $83       $408    $251

Cash (used in) from
 operations                 $(15)   $115       $26       $124    $250


Return on average common
 equity (4)                 44.3%   42.5%(5)  (7.0)%     40.4%    7.9%


(1) After-tax return on capital employed equals NOVA Chemicals' net income (loss) plus after-tax interest expense (annualized) divided by average capital employed (see Supplemental Measures on page 18).
(2) Average capital employed equals cash expended on property, plant and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates (see Supplemental Measures on page 18).
(3) See Supplemental Measures on page 18.
(4) Return on average common equity equals annualized net income
 (loss) divided by average common equity.
(5) Restated - see Note 7 on page 28.


    Update on NOVA Chemicals' Strategic Activities

    INEOS NOVA Expanded Joint Venture

    On Oct. 1, 2007, the expanded INEOS NOVA Joint Venture commenced operations. In addition to the European assets already included in the INEOS NOVA Joint Venture, the expanded 50:50 venture includes NOVA Chemicals' North American styrene and solid polystyrene (PS) assets as well as its NAS(R) and ZYLAR(R) performance resins. The venture also includes INEOS' North American styrene and solid PS assets and its line of specialty polymers. NOVA Chemicals retains its North American expandable polystyrene (EPS), ARCEL(R) and DYLARK(R) resins, and its EPS-based downstream business ventures.

    The INEOS NOVA expanded Joint Venture is expected to have annual revenues of approximately $3.8 billion and is the largest styrene and solid PS producer in North America and the largest solid PS and EPS producer in Europe.

    The newly expanded Joint Venture is initially targeting $80 million per year of additional cost reductions and EBITDA improvement, including the expected efficiency gains from the anticipated acquisition of Sterling's production rights. NOVA Chemicals' 50% share of this improvement would be $40 million per year.

    On Oct. 10, 2007, INEOS NOVA announced its plans to shut down the Montreal, PQ polystyrene site by the end of 2007. The plant has annual production capacity of 120 million pounds, which is approximately 6% of INEOS NOVA's North American polystyrene production capacity or about 2% of North American polystyrene industry capacity. This action represents the first step toward achieving the North American synergies target for INEOS NOVA, as production will be moved to the Joint Venture's most efficient plants.

    INEOS NOVA Joint Venture Agrees to Acquire Rights to Sterling's Styrene Production

    On Sep. 18, 2007, NOVA Chemicals announced that it had agreed to acquire the exclusive production rights to the styrene production from Sterling Chemicals' facility on behalf of INEOS NOVA. These rights were assigned to INEOS NOVA on Oct. 1, 2007. The FTC is currently reviewing the transaction.

    The $60 million cost of the transaction will be fully funded by the INEOS NOVA Joint Venture from cash on hand. Sterling's styrene facility in Texas City, Texas has 1.7 billion pounds of annual production capacity, which represents approximately 11% of North American capacity and 3% of global capacity.

    As part of its $80 million per year synergy target, INEOS NOVA is initially targeting $30 million of increased annual EBITDA due to increased sales and lower operating costs by shifting production to the more efficient joint venture styrene monomer sites.

    OLEFINS/POLYOLEFINS BUSINESS UNIT



Financial Highlights
(millions of U.S. dollars,
 except as noted)              Three Months Ended    Nine Months Ended
                             ----------------------- -----------------
                             Sep. 30 June 30 Sep. 30  Sep. 30  Sep. 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Revenue
-----------------------------
  Joffre Olefins (1)           $448    $425    $417    $1,284  $1,317
  Corunna Olefins (1)           595     502     557     1,494   1,482
  Polyethylene (1)              519     475     507     1,417   1,467
  Eliminations                 (356)   (296)   (335)     (949) (1,034)
                             ------- ------- ------- --------- -------
    Total                    $1,206  $1,106  $1,146    $3,246  $3,232


EBITDA (2)
-----------------------------
  Joffre Olefins               $172    $121    $160      $400    $455
  Corunna Olefins                57      58      28       157      89
  Polyethylene                   60      50      83       132     149
  Eliminations (3)               (9)     (1)      -       (22)    (12)
                             ------- ------- ------- --------- -------
    Total                      $280    $228    $271      $667    $681

Operating income
-----------------------------
  Joffre Olefins               $157    $108    $148      $360    $418
  Corunna Olefins                41      42      13       110      47
  Polyethylene                   43      34      67        83      99
  Eliminations (3)               (9)     (1)      -       (22)    (12)
                             ------- ------- ------- --------- -------
    Total                      $232    $183    $228      $531    $552

Sales Volumes (millions of
 pounds)
-----------------------------
  Polyethylene
    Advanced SCLAIRTECH(TM)
     resins(4)                  222     225     224       641     634
    All other polyethylene
     resins                     608     605     576     1,820   1,740
                             ------- ------- ------- --------- -------
      Total                     830     830     800     2,461   2,374


(1) Before intersegment eliminations between the business units.
(2) Net income before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on page 18).
(3) Represents intersegment profit eliminations.
(4) Polyethylene resins that are produced using Advanced SCLAIRTECH technology at the Joffre site, including SCLAIR(R) and SURPASS(R) resins.




Operating Highlights
Average Benchmark Prices (1)
(U.S. dollars per pound,
 unless otherwise noted)      Three Month Average   Nine Month Average
                            ----------------------- ------------------
                            Sep. 30 June 30 Sep. 30  Sep. 30   Sep. 30
                             2007    2007    2006      2007     2006
                            ------- ------- ------- ---------- -------
Benchmark Principal
 Products:
Ethylene (2)                  $0.50   $0.45   $0.51      $0.45   $0.49
Polyethylene - LLDPE butene
 liner (3)                    $0.67   $0.62   $0.69      $0.62   $0.67
Polyethylene - weighted-
 average benchmark (4)       $ 0.70  $ 0.64  $ 0.71     $ 0.65  $ 0.69

Benchmark Raw Materials:
AECO natural gas (dollars
 per mmBTU) (5)               $4.96   $6.43   $5.03      $5.90   $5.64
NYMEX natural gas (dollars
 per mmBTU) (6)               $6.13   $7.56   $6.53      $6.88   $7.47
WTI crude oil (dollars per
 barrel) (7)                 $75.38  $65.03  $70.48     $66.23  $68.22


(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
 (USGC) Net Transaction Price.
(3) Linear Low-Density Polyethylene (LLDPE) butene liner. Source:
 Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: Canadian Gas Price Reporter, weighted average daily spot gas price, values in millions of British Thermal Units (mmBTU).
(6) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day
 Average Close.
(7) Source: NYMEX WTI daily spot-settled price average for calendar month.


    Review of Operations

    Olefins/Polyolefins

    The Olefins/Polyolefins business unit reported record EBITDA of $280 million in the third quarter of 2007, up from $228 million in the second quarter. Margins expanded as higher selling prices for ethylene and polyethylene and lower Alberta feedstock costs outpaced higher feedstock costs at the Corunna flexi-cracker.

    Third quarter results were negatively impacted by approximately $11 million higher costs ($7 million after-tax) due to the appreciation of the Canadian dollar. Most of NOVA Chemicals' Canadian dollar denominated costs reside within the Olefins/Polyolefins business unit's results.

    Joffre Olefins

    Third Quarter 2007 Versus Second Quarter 2007

    The Joffre Olefins segment reported EBITDA of $172 million in the third quarter of 2007 up from $121 million in the second quarter of 2007. The improvement was primarily due to lower ethane feedstock costs.

    Joffre Olefins' ethane feedstock costs decreased sharply from the second quarter due to lower Alberta natural gas prices, which were down 23%. In comparison, United Stated Gulf Coast (USGC) ethane prices were 13% higher compared to the second quarter. USGC ethane prices rose throughout the third quarter and reached record levels as ethane demand strengthened due to strong demand for ethylene and higher prices for competing feedstocks such as naphtha.

    As a result, the Alberta Advantage averaged a record 21 cents per pound in the third quarter, up from 13 cents per pound in the second quarter and significantly higher than the 7 cents per pound historical average. The Alberta Advantage expanded further and is about 25 cents per pound in October. NOVA Chemicals uses ethylene produced at its Joffre, Alberta, facility to make approximately 65% of its polyethylene.

    Third Quarter 2007 Versus Third Quarter 2006

    The Joffre Olefins segment reported EBITDA of $172 million in the third quarter of 2007 compared to $160 million in the third quarter of 2006. The EBITDA improvement was primarily due to increased sales volume and strong ethylene margins in the third quarter of 2007.

    Nine Months Ended Sep. 30, 2007 Versus Nine Months Ended Sep. 30,
2006

    The Joffre Olefins segment reported EBITDA of $400 million for the nine months ended Sep. 30, 2007 compared to $455 million for the nine months ended Sep. 30, 2006. This decrease was primarily due to lower ethylene selling prices and higher feedstock costs. Industry ethylene selling prices were 9% lower in the first nine months of 2007 than in the first nine months of 2006, as prices remained elevated in early 2006 in the aftermath of Hurricane Katrina. AECO daily spot gas prices were 5% higher in the first nine months of 2007 compared to the same period last year.

    Corunna Olefins

    Third Quarter 2007 Versus Second Quarter 2007

    The Corunna Olefins segment reported EBITDA of $57 million in the third quarter of 2007, compared to $58 million in the second quarter of 2007. Margins remained steady as higher ethylene and co-products revenue was offset by higher feedstock costs.

    USGC ethylene industry prices averaged 50 cents per pound in the third quarter of 2007 compared to 45 cents per pound in the second quarter of 2007. Industry ethylene prices continued to rise in the third quarter due to continued strong ethylene operating rates, supply interruptions, and higher feedstock costs incurred by USGC ethylene producers.

    In the third quarter, co-product sales volumes were 22% higher than the second quarter, due to strong demand for gasoline blending components and other energy co-products. The average co-product selling price was down 5% from last quarter, due primarily to decreases in the selling prices of chemical co-products benzene and toluene.

    Corunna's average feedstock costs were higher in the third quarter than the second quarter. While the average WTI crude oil price increased 16% quarter over quarter, NOVA Chemicals' average crude oil costs increased 9% due to its use of FIFO accounting. Prices for other feedstocks such as propane, butane and condensate rose with the price of crude oil.

    Third Quarter 2007 Versus Third Quarter 2006

    The Corunna Olefins segment reported EBITDA of $57 million in the third quarter of 2007 up from $28 million in the same period one year ago. EBITDA improved primarily due to lower crude oil feedstock costs, which were 2% lower compared to the same period one year ago.

    Nine Months Ended Sep. 30, 2007 Versus Nine Months Ended Sep. 30,
2006

    The Corunna Olefins segment reported EBITDA of $157 million for the nine months ended Sep. 30, 2007 compared to $89 million to the same period last year. The improvement was due primarily to lower feedstock costs and improved operations at the Corunna flexi-cracker. Corunna's crude oil costs through the first nine months of 2007 were 4% lower compared to the same period last year. Gains from NOVA Chemicals' feedstock purchasing program also contributed to the reduction in feedstock costs compared to the same period last year.

    Polyethylene

    Third Quarter 2007 Versus Second Quarter 2007

    The Polyethylene segment reported EBITDA of $60 million in the third quarter of 2007 compared to $50 million in the second quarter. The quarter-over-quarter EBITDA improvement was largely due to higher selling prices.

    The North American industry butene liner polyethylene price averaged 67 cents per pound in the third quarter, up 5 cents per pound from the second quarter. Continued strong export sales and steady domestic demand enabled producers, including NOVA Chemicals, to operate at high utilization rates and to increase margins during the quarter.

    NOVA Chemicals' total polyethylene sales volume for the third quarter was 830 million pounds, the same as last quarter. International sales volume again represented approximately 17% of total sales. Strong international polyethylene pricing in the third quarter, driven by higher global production costs and robust demand, continued to support profitable export opportunities. NOVA Chemicals expects these conditions to continue in the fourth quarter.

    According to data reported by the American Chemistry Council, total producer polyethylene sales in the third quarter were the second highest in history. Total sales year to date are 5% higher than the same period last year. Average producer operating rates were 96% in the third quarter, the same high level as the second quarter. NOVA Chemicals ended the third quarter with 25 days of polyethylene inventory, in-line with the company's historical average of 24 days.

    Sales of polyethylene manufactured using Advanced SCLAIRTECH technology in the third quarter totaled 222 million pounds. For a second consecutive quarter, rated production and sales exceeded the plant's annual 850 million pound nameplate capacity. Margins expanded further this quarter from record levels in the second quarter, in part due to continued market penetration of higher value products.

    This month, NOVA Chemicals won first prize for "best new product" from North America's Association of Rotational Molders. The COSMO(TM) container, a unique collapsible polyethylene portable storage and moving container measuring 8 feet x 5 feet x 8 feet, was recognized by industry experts. Sales of high value rotational molding grades have doubled over the past twelve months, and are expected to continue to grow rapidly as a result of innovations such as COSMO.

    NOVA Chemicals implemented a 5 cents per pound price increase in the third quarter and is currently implementing a 4 cents per pound price increase in October. NOVA Chemicals also announced two additional price increases for implementation in November : 5 cents per pound, effective Nov. 1 and 6 cents per pound effective Nov. 15.

    Third Quarter 2007 Versus Third Quarter 2006

    The Polyethylene segment reported EBITDA of $60 million in the third quarter of 2007 compared to EBITDA of $83 million in the third quarter of 2006. The decline was primarily due to lower average polyethylene selling prices and higher feedstock costs. The industry average butene liner polyethylene price was 67 cents per pound in the third quarter of 2007 compared to 69 cents per pound in same period one year ago.

    Nine Months Ended Sep. 30, 2007 Versus Nine Months Ended Sep. 30,
2006

    The Polyethylene segment reported EBITDA of $132 million for the nine months ended Sep. 30, 2007 compared to $149 million for the same period last year. The decline was primarily due to lower average sales prices which more than offset lower ethylene costs. Industry average butene liner polyethylene prices were 7% lower for the nine months ended Sep. 30, 2007 compared to the same period last year as prices remained elevated in early 2006 in the aftermath of Hurricane Katrina.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on page 18.

    PERFORMANCE STYRENICS BUSINESS UNIT



Financial Highlights
(millions of U.S. Dollars,
 except as noted)
                               Three Months Ended    Nine Months Ended
                             ----------------------- -----------------
                             Sep. 30 June 30 Sep. 30  Sep. 30  Sep. 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Revenue                        $117    $115    $111      $332    $316
EBITDA (1)                       $3     $(6)    $(2)      $(9)    $(3)
Operating Loss                  $(5)   $(14)    $(5)     $(30)   $(12)

Sales Volumes (2) (millions
 of pounds)                     120     124     116       350     326


(1) Net income (loss) before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on Page 18).
(2) Third-party sales.




Operating Highlights
Average Benchmark Raw
 Material Prices (1)
(U.S. dollars per pound)
                              Three Month Average   Nine Month Average
                            ----------------------- ------------------
                            Sep. 30 June 30 Sep. 30  Sep. 30   Sep. 30
                             2007    2007    2006      2007     2006
                            ------- ------- ------- ---------- -------
Styrene Monomer               $0.68   $0.71   $0.70      $0.68   $0.64


(1) Source: CMAI Contract Market


    Review of Operations

    Third Quarter 2007 Versus Second Quarter 2007

    The Performance Styrenics segment reported EBITDA of $3 million in the third quarter of 2007 compared to an EBITDA loss of $6 million in the second quarter.

    The $9 million EBITDA improvement from the second quarter was due primarily to higher average selling prices for EPS and ARCEL(R), DYLARK, and ZYLAR performance resins. In addition, costs were lower in the third quarter as a result of NOVA Chemicals' fixed cost improvements.

    Starting in the fourth quarter of 2007, the results for ZYLAR and NAS resins will be included in the INEOS NOVA Joint Venture's results. They will no longer be part of NOVA Chemicals' Performance Styrenics segment.

    During the third quarter, NOVA Chemicals announced EPS price increases that totaled 4 cents per pound.

    Third Quarter 2007 Versus Third Quarter 2006

    The Performance Styrenics segment reported EBITDA of $3 million in the third quarter of 2007 compared to an EBITDA loss of $2 million in the third quarter of 2006. The improvement is largely due to lower operating costs due to NOVA Chemicals' cost improvement activities taken in the third quarter of 2007.

    Nine Months Ended Sep. 30, 2007 Versus Nine Months Ended Sep. 30,
2006

    The Performance Styrenics segment reported an EBITDA loss of $9 million for the nine months ended Sep. 30, 2007 compared to an EBITDA loss of $3 million for the nine months ended Sep. 30, 2006. This increase in EBITDA loss was primarily due to the impact of higher styrene monomer costs which outpaced EPS and Performance Product price increases. Industry styrene monomer costs were 6% higher in the first nine months of 2007 compared to the same period last year.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on Page 18.

    STYRENIX BUSINESS UNIT



Financial Highlights
(millions of U.S. Dollars,
 except as noted)
                               Three Months Ended    Nine Months Ended
                             ----------------------- -----------------
                             Sep. 30 June 30 Sep. 30  Sep. 30  Sep. 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Revenue
-----------------------------
  Styrene Monomer (1)          $468    $471    $485    $1,403  $1,363
  North American Solid
   Polystyrene (1)              136     144     140       421     381
  European Joint Venture (1)    175     193     179       556     488
  Eliminations                 (252)   (268)   (249)     (763)   (655)
                             ------- ------- ------- --------- -------
    Total                      $527    $540    $555    $1,617  $1,577

EBITDA (2)
-----------------------------
  Styrene Monomer              $(22)    $23      $5       $11     $(1)
  North American Solid
   Polystyrene                   (7)     (7)     (8)      (20)    (21)
  European Joint Venture          1      13       -        29      (7)
  Eliminations (3)                7       -      (1)        7      (1)
                             ------- ------- ------- --------- -------
    Total                      $(21)    $29     $(4)      $27    $(30)

Operating Income (Loss)
-----------------------------
  Styrene Monomer              $(25)    $20     $(9)       $3    $(42)
  North American Solid
   Polystyrene                   (8)     (8)    (13)      (23)    (36)
  European Joint Venture          -      12      (8)       26     (31)
  Eliminations (3)                7       -      (1)        7      (1)
                             ------- ------- ------- --------- -------
    Total                      $(26)    $24    $(31)      $13   $(110)

Sales Volumes (millions of
 pounds)
-----------------------------
  Styrene Monomer (4)           356     307     351     1,042   1,146
  North American Solid
   Polystyrene                  189     202     194       601     567
  European Joint Venture        221     233     234       693     728
                             ------- ------- ------- --------- -------
    Total                       766     742     779     2,336   2,441


(1) Before intersegment eliminations between the business units.
(2) Net income (loss) before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on page 18).
(3) Represents intersegment profit eliminations.
(4) Third-party sales, including purchased volumes resold. Excludes sales to the European Joint Venture.




Operating Highlights
Average Benchmark Prices (1)
(U.S. dollars per pound,
 unless otherwise noted)
                              Three Month Average   Nine Month Average
                            ----------------------- ------------------
                            Sep. 30 June 30 Sep. 30  Sep. 30   Sep. 30
                             2007    2007    2006      2007     2006
                            ------- ------- ------- ---------- -------
Benchmark Principal
 Products:
Styrene Monomer (2)           $0.68   $0.71   $0.70      $0.68   $0.64
Solid PS (2)
  North America               $0.98   $0.99   $0.93      $0.97   $0.87
  Europe                      $0.82   $0.83   $0.73      $0.80   $0.65
Benchmark Raw Materials:
Benzene (dollars per gallon)
 (3)                          $3.55   $3.95   $3.71      $3.68   $3.14
Ethylene (4)                  $0.50   $0.45   $0.51      $0.45   $0.49


(1) Average benchmark prices, based on CMAI data, do not necessarily reflect actual prices realized by NOVA chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.
(3) A 10 cents per gallon change in the cost of benzene generally results in about a 1 cents per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices: CMAI.
(4) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
 (USGC) Net Transaction Price.


    Review of Operations

    STYRENIX

    The STYRENIX business unit reported an EBITDA loss of $21 million in the third quarter of 2007 compared to a positive EBITDA of $29 million in the second quarter. The quarter-over-quarter change in EBITDA was largely due to higher feedstock costs - based on NOVA Chemicals' use of FIFO accounting - and lower selling prices for North American styrene monomer and a seasonally weak European market.

    Through the first nine months of 2007, the STYRENIX business unit reported EBITDA of $27 million, a $57 million improvement from the same period last year. The year-over-year improvement is primarily due to lower costs as a result of the expiration of the Lyondell contract, NOVA Chemicals' restructuring actions and improved styrene monomer and European polystyrene market conditions.

    The third quarter of 2007 is the last quarter that NOVA Chemicals will report the results for the STYRENIX business unit. Beginning in the fourth quarter of 2007, NOVA Chemicals will report the results of the INEOS NOVA Joint Venture, which was expanded to include North American assets and commenced operations on Oct. 1, 2007.

    Styrene Monomer

    Third Quarter 2007 Versus Second Quarter 2007

    The Styrene Monomer segment reported an EBITDA loss of $22 million in the third quarter compared to an EBITDA profit of $23 million in the second quarter. The quarter-over-quarter change was due to higher flow through benzene feedstock costs and lower styrene monomer selling prices.

    Industry average benzene costs declined 10% in the third quarter, in contrast, NOVA Chemicals' benzene costs increased 6% due to its use of FIFO accounting. Styrene monomer prices fell 4% during the quarter as weak market conditions forced suppliers to lower selling prices in response to lower benzene costs.

    Third party sales volumes were 16% higher in the third quarter primarily due to increased export sales to Asia. Continued strength in Asian styrene monomer pricing relative to North American styrene monomer prices created profitable export opportunities in the third quarter.

    During the third quarter, NOVA Chemicals announced a styrene monomer price increase of 4.5 cents per pound, effective Oct. 1 in response to rapidly rising ethylene costs and a rebound in benzene pricing.

    Third Quarter 2007 Versus Third Quarter 2006

    The Styrene Monomer segment reported an EBITDA loss of $22 million in the third quarter of 2007 compared to an EBITDA profit of $5 million in the third quarter of 2006. The change was primarily due to lower average selling prices that were not fully recovered by lower operating costs related to NOVA Chemicals' restructuring activities. While industry average benzene prices were 4% lower in the third quarter of 2007 compared to the same period last year, NOVA Chemicals' benzene costs were 11% higher due to its use of FIFO accounting.

    Nine Months Ended Sep. 30, 2007 Versus Nine Months Ended Sep. 30,
2006

    The Styrene Monomer segment reported EBITDA of $11 million for the nine months ended Sep. 30, 2007, an improvement compared to an EBITDA loss of $1 million for same period last year. The improvement was primarily due to improved market conditions and lower costs as a result of NOVA Chemicals' restructuring actions.

    North American Solid Polystyrene

    Third Quarter 2007 Versus Second Quarter 2007

    The North American Solid PS segment reported an EBITDA loss of $7 million in the third quarter of 2007, the same as the second quarter of 2007.

    North American solid PS sales volume in the third quarter was 6% lower than the second quarter as customers reduced purchases and consumed inventory in response to the expectation of falling solid PS prices. Industry average solid PS prices declined 1 cents per pound during the third quarter.

    During the third quarter, NOVA Chemicals announced a solid PS price increase of 3 cents per pound, effective Oct. 1.

    Third Quarter 2007 Versus Third Quarter 2006

    The North American Solid PS segment reported an EBITDA loss of $7 million in the third quarter of 2007, compared to an EBITDA loss of $8 million in the third quarter of 2006. Reduced costs related to NOVA Chemicals' restructuring activities were more than offset by lower solid PS gross margins.

    Nine Months Ended Sep. 30, 2007 Versus Nine Months Ended Sep. 30,
2006

    The North American Solid PS segment reported an EBITDA loss of $20 million for the nine months ended Sep. 30, 2007, compared to an EBITDA loss of $21 million for the nine months ended Sep. 30, 2006. Higher polymer selling price and lower operating costs were more than offset by higher feedstock costs.

    European Joint Venture

    Third Quarter 2007 Versus Second Quarter 2007

    NOVA Chemicals' 50% share of the European Joint Venture provided EBITDA of $1 million in the third quarter of 2007, down from EBITDA of $13 million in the second quarter of 2007.

    The quarter-over-quarter change in results was largely due to lower EPS and solid PS selling prices and sales volume. Seasonally weaker demand in Europe and the expectation of a continual decline in polymer prices motivated customers to reduce purchases and consume inventory.

    Third Quarter 2007 Versus Third Quarter 2006

    The European Joint Venture segment provided EBITDA of $1 million in the third quarter of 2007 compared to break even in the third quarter of 2006. Results improved slightly from the same period one year ago as cost reductions resulting from the realization of synergies were partially offset by a decline in margins.

    Nine Months Ended Sep. 30, 2007 Versus Nine Months Ended Sep. 30,
2006

    The European Joint Venture segment provided EBITDA of $29 million for the nine months ended Sep. 30, 2007 compared to an EBITDA loss of $7 million for the nine months ended Sep. 30, 2006. This improvement was due to cost reductions resulting from the realization of synergies and better margins.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on Page 18.



CORPORATE
(millions of U.S. dollars)
                               Three Months Ended    Nine Months Ended
                             ----------------------- -----------------
                             Sep. 30 June 30 Sep. 30  Sep. 30  Sep. 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Before-Tax Corporate Items:
Corporate operating costs(1)   $(16)   $(26)   $(26)     $(69)   $(85)
Stock-based compensation and
 profit sharing (2)              (6)     (6)     (8)      (30)    (15)
Mark-to-market feedstock
 derivatives (3)                  9      (1)    (17)       34     (29)
Non-cash insurance charge         -       -     (19)        -     (19)
Restructuring                     -     (10)   (109)      (10)   (125)
                             ------- ------- ------- --------- -------
Operating loss                 $(13)   $(43)  $(179)     $(75)  $(273)

Add back:
   Corporate depreciation         2       2       2         6       6
   Restructuring                  -      10     109        10     125
                             ------- ------- ------- --------- -------
Adjusted EBITDA                 (11)    (31)    (68)      (59)   (142)
                             ======= ======= ======= ========= =======


(1) Beginning in the first quarter of 2007, NOVA Chemicals no longer allocates interest, taxes or corporate operating costs to the business segments. Prior period comparative amounts have been revised to reflect this change. Operating costs include corporate depreciation.

(2) NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into a hedging arrangement that effectively neutralizes the mark-to-market impact on the stock-based incentive compensation plans. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.

(3) NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings each period. These mark-to-market adjustments are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.


    Corporate Operating Costs

    The corporate operating costs of $16 million in the third quarter of 2007 were $10 million lower than the second quarter of 2007 and the third quarter of 2006 primarily due to one-time lower employee retirement accruals and cost savings related to NOVA Chemicals' restructuring activities. The corporate operating costs for the nine months ended Sep. 30, 2007 are lower than the same period in the prior year for the same reasons.

    Stock-based Compensation and Profit Sharing

    In the third quarter of 2007, stock-based compensation costs were $6 million, the same as in the second quarter of 2007. Year-to-date, stock-based compensation costs were $15 million higher than the same period last year, primarily due to a $10 million charge recorded in the first quarter of 2007 related to the acceleration of stock-based compensation expenses for retirement eligible employees. See the last paragraph on page 25 for more details.

    Mark-to-Market Feedstock Derivatives

    The mark-to-market impact of NOVA Chemicals' outstanding feedstock derivatives was a $9 million ($6 million after-tax) gain in the third quarter of 2007, compared to a loss of $1 million (before- and after-tax) in the second quarter. The value of these positions, which were initiated as part of Corunna's feedstock purchasing program, appreciated in the third quarter as forward propane and butane prices increased relative to crude oil prices. The third quarter gain compares to a $17 million ($11 million after-tax) loss in the third quarter of 2006.

    Year-to-date, the mark-to-market feedstock derivative impact improved $63 million over the prior year as a result of increases in forward propane and butane prices relative to crude oil. Corunna's feedstock purchasing program was expanded as a result of changes made at the Corunna flexi-cracker that increased feedstock flexibility.

    Non-cash Insurance Charge

    There were no non-cash insurance charges recorded in 2007.

    In the third quarter of 2006, NOVA Chemicals accrued $19 million ($13 million after-tax) related to its share of estimated incremental costs in the insurance pools in which it participates. NOVA Chemicals is one of many participants in OIL and sEnergy - two mutual insurance companies formed to insure against catastrophic risks. Due to losses incurred by OIL and sEnergy that are related to participants other than NOVA Chemicals, NOVA Chemicals was required to pay higher premiums. The third quarter 2006 charges are related to sEnergy, which is in the process of closing operations.

    Restructuring

    There were no restructuring charges recorded in the third quarter of 2007. Refer to Note 3 on page 27 for details related to restructuring charges for all prior periods presented.



Capitalization
(millions of U.S. dollars, except as noted)


                                           Sep. 30   June 30   Dec. 31
                                            2007      2007      2006
                                           ------- ----------- -------
                                                   (restated -
                                                   see Note 7)

Current debt (1) (2)                         $314        $236    $263
Less: restricted cash and other assets (3)    (69)        (69)    (72)
                                           ------- ----------- -------
  Net current debt (4)                        245         167     191
Long-term debt (2) (3)                      1,656       1,642   1,582
Less: cash and cash equivalents              (121)       (109)    (53)
                                           ------- ----------- -------

Total debt, net of cash, cash equivalents,
 and restricted cash and other assets       1,780       1,700   1,720

Total shareholders' equity (5) (6) (7) (8)    961         778     546
                                           ------- ----------- -------

Total capitalization (9)                   $2,741     $ 2,478  $2,266
                                           ======= =========== =======

Net debt to total capitalization (10)        64.9%       68.6%   75.9%


(1) Current debt includes the $198 million preferred shares of NOVA Chemicals' subsidiary due Oct. 31, 2008. Current debt also includes the current debt related to the Joffre co-generation facility joint venture, the current portion of the Corunna compressor capital lease, the secured revolver and bank loans.
(2) Maturity dates for NOVA Chemicals' current and long-term debt range from October 2008 to August 2028.
(3) As a result of adopting new Canadian GAAP pronouncements under CICA Section 3855 on Jan. 1, 2007, long-term debt is required to be initially measured at fair value and subsequently measured at amortized cost. As a result, $7 million of deferred debt discount and issuance costs that were reported in Restricted cash and other assets prior to Jan. 1, 2007, on the Consolidated Balance Sheets were reclassified in the first quarter, on a prospective basis, and are now reported as a reduction of the respective debt obligations.
(4) Net current debt equals current debt less restricted cash and other assets (see Supplemental Measures on page 18).
(5) Common shares outstanding on Oct. 19, 2007 were 83,051,189.
(6) A total of 4,070,156 stock options to purchase common shares of NOVA Chemicals were outstanding to officers and employees on Oct. 19, 2007, and 4,072,006 were outstanding on Sep. 30, 2007. A total of 3,116,529 common shares were reserved but unallocated at Sep. 30, 2007. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(7) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(8) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan expiring May 2009 where one right was issued for each outstanding common share.
(9) Total capitalization includes shareholders' equity and total debt, net of cash, cash equivalents, and restricted cash and other assets (see Supplemental Measures on page 18).
(10) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents, and restricted cash and other assets, divided by total common shareholders' equity plus net debt (see Capitalization table above and Supplemental Measures on page 18).




Senior Debt Ratings (1)
                                                 Senior Unsecured Debt
                                                 ---------------------
DBRS                                                 BB (negative)
Fitch Ratings                                        BB- (stable)
Moody's                                             Ba3 (negative)
Standard & Poor's                                     B+ (stable)


(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.




Funds Flow and Changes in
 Cash and Debt
(millions of U.S. dollars)
The following table shows
 major sources and uses of
 cash.
                              Three Months Ended     Nine Months Ended
                          -------------------------- -----------------
                          Sep. 30, June 30, Sep. 30, Sep. 30, Sep. 30,
                            2007     2007     2006     2007     2006
                          -------- -------- -------- -------- --------
Operating income (1)         $188     $150      $13     $439     $157
Depreciation and
 amortization                  63       60       75      177      224
Restructuring charges           -       10      109       10      125
                          -------- -------- -------- -------- --------
Adjusted EBITDA (1)           251      220      197      626      506
Interest expense (net)        (47)     (41)     (43)    (130)    (125)
Restructuring charges           -      (10)     (62)     (10)     (78)
Unrealized (gain) loss on
 derivatives                   (9)       1       17      (34)      29
Stock option expense            2        -        1        2        8
Current tax expense           (11)     (10)     (27)     (46)     (82)
                          -------- -------- -------- -------- --------
Funds from operations         186      160       83      408      251
Operating working capital
 increase and other          (201)     (45)     (57)    (284)      (1)
                          -------- -------- -------- -------- --------
Cash flow (used in) from
 operating activities         (15)     115       26      124      250
Capital expenditures (net
 of proceeds on sale of
 assets)                      (34)     (24)     (47)     (94)    (150)
Turnaround costs               (9)     (27)     (18)     (39)     (38)
Dividends paid                 (8)      (8)      (7)     (23)     (22)
Change in accounting
 policy for financial
 instruments (see Note 1)       -        -        -       13        -
Foreign exchange on long-
 term debt and other          (13)     (24)      (1)     (37)     (11)
                          -------- -------- -------- -------- --------
Total change in cash and
 debt                        $(79)     $32     $(47)    $(56)     $29
                          ======== ======== ======== ======== ========

Increase (decrease) in
 cash and cash
equivalents                   $12      $22      $17      $68     $(56)
(Increase) decrease in
 debt(2)                      (91)      10      (64)    (124)      85
                          -------- -------- -------- -------- --------
Total change in cash and
 cash equivalents and debt   $(79)     $32     $(47)    $(56)     $29
                          ======== ======== ======== ======== ========




(1) See Consolidated Statements of Net Income (Loss) on page 19 and Supplemental Measures on page 18.
(2) Includes foreign exchange changes and excludes reduction in carrying amount resulting from the application of new Canadian GAAP pronouncements (see Note 1 to the Consolidated Financial Statements).


    NOVA Chemicals' funds from operations were $186 million for the third quarter of 2007, up from $160 million in the second quarter. Cash flow used in operating activities was $15 million in the third quarter compared to $115 cash flow generated from operating activities in the second quarter of 2007. The third quarter increase in operating working capital was attributable roughly 50% to price and 50% to volume. Polyethylene pricing was up 9% causing a rise in receivables while inventory volumes were down due to strong demand and active inventory management. Accounts payable balances dropped to low levels as natural gas prices declined 23% quarter-over-quarter and NOVA Chemicals purchased less ethane.

    NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures below. CFCT was 37 days as of Sep. 30, 2007, and 32 days as of June 30, 2007 primarily due to higher sales volume and lower quarter-end accounts payable.

    Financing

    NOVA Chemicals has four revolving credit facilities aggregating $590 million. The amounts and expiration dates of these facilities are as follows:

    --  $100 million on Dec. 31, 2007

    --  $ 65 million on Mar. 20, 2010

    --  $325 million on June 30, 2010, and

    --  $100 million on Mar. 20, 2011.

    As of Sep. 30, 2007, NOVA Chemicals had utilized $268 million of the facilities (of which $52 million was in the form of letters of credit).

    NOVA Chemicals amended its financial covenants governing these credit facilities to allow for an exemption of any write-down of the STYRENIX assets up to $950 million, of which $860 million occurred in the fourth quarter of 2006. In addition, the debt-to-capitalization ratio financial covenant was raised from 55% to 60%. These amendments are in effect for the period Dec. 31, 2006 to Mar. 30, 2008. Using the covenant methodology in the relevant revolving credit facilities, the debt-to-capitalization ratio was 50% at Sep. 30, 2007. NOVA Chemicals continues to comply with all financial covenants under the applicable facilities.

    NOVA Chemicals also has $350 million accounts receivable securitization programs that expire on June 30, 2010. As of Sep. 30, 2007 and June 30, 2007, $291 million and $307 million, respectively, was sold under the accounts receivable securitization programs.

    The European Joint Venture has a EUR 120 million accounts receivable securitization program that expires in November 2011. As of Sep. 30, 2007 and June 30, 2007, NOVA Chemicals' 50% share, EUR 36 million and EUR 44 million, respectively, was sold under the accounts receivable securitization program.

    The total return swap entered into in connection with the Series A preferred stock of NOVA Chemicals' subsidiary, NOVA Chemicals Inc., was scheduled to terminate on Oct. 31, 2007. However, in October 2007, NOVA Chemicals and the counterparty agreed to extend the term until Oct. 31, 2008. See page 61 of NOVA Chemicals' Annual Report for a more detailed discussion of the total return swap.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage risk associated with its feedstock purchases. In the third quarter of 2007, NOVA Chemicals recorded a net after-tax loss of $3 million on realized positions compared to a net after-tax gain of $3 million in the second quarter.

    Mark-to-market adjustments, related to the change in the value of open feedstock positions, are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See page 12 for more details.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because NOVA Chemicals uses FIFO, a portion of the second quarter 2007 feedstock purchases flowed through the Consolidated Statements of Net Income (Loss) in the third quarter of 2007.

    NOVA Chemicals estimates that earnings would have been about $17 million lower (after-tax) in the third quarter had it used the LIFO method of accounting. The FIFO impact was due primarily to a sharp increase in crude oil feedstock costs in September, partially offset by a sharp decrease in benzene prices.

    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) rose to $38.60 at Sep. 30, 2007 from $35.57 at June 30, 2007. NOVA
Chemicals' share value increased 9% for the quarter ending Sep. 30, 2007 on the NYSE and 1% on the Toronto Stock Exchange (TSX). Peer chemical companies' share values increased 5% on average and the S&P Chemicals Index increased 8%. The S&P/TSX Composite Index was up 1% and the S&P 500 was up 2% in the third quarter of 2007 compared to the second quarter of 2007. As of Oct. 23, 2007, NOVA Chemicals' share price was $38.71, the same as Sep. 30, 2007. The S&P Chemicals Index was flat during the same period.

    In the third quarter, approximately 42% of trading in NOVA
Chemicals' shares took place on the TSX and 58% of trading took place on the NYSE and other U.S. markets.



Third Quarter Trading
 Volumes                    Millions of Shares % of Float % of Trading
--------------------------- ------------------ ---------- ------------
Toronto Stock Exchange             31.1               38%          42%
Consolidated U.S. Trading
 Volumes                           43.4               52%          58%
                            ------------------ ---------- ------------
Total                              74.5               90%         100%
                            ================== ========== ============




                         INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com

Contact Information
Phone: (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com         E-Mail: invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at
 publications@novachem.com

We file additional information relating to NOVA Chemicals, including our Annual Information Form, with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml
----------------------------------------------------------------------




Transfer Agent and Registrar
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone:      (403) 232-2400 / 1-800-387-0825
Fax:        (403) 264-2100
Internet:   www.cibcmellon.com


Share Information
NOVA Chemicals' trading symbol on the New York and Toronto Stock
 Exchanges is NCX.


    Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.

    ARCEL(R) and DYLARK(R) are registered trademarks of NOVA Chemicals
Inc.

    COSMO(TM )is a trademark of NOVA Chemicals Inc.

    NAS(R) and ZYLAR(R) are registered trademarks of INEOS NOVA.

    SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
authorized use/utilisation autorissee.

    SURPASS(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.



CHANGES IN NET INCOME (LOSS)
(millions of U.S. dollars)
                                   Q3 2007     First Nine Months 2007
                                 Compared to    Compared to First Nine
                               ---------------
                               Q2 2007 Q3 2006       Months 2006
                               ------- ------- -----------------------
Higher operating margin (1)        $9     $30                    $101
(Higher) lower research and
 development                       (1)      -                       1
Lower selling, general and
 administrative                    23      24                      18
Lower restructuring charges        10     109                     115
(Higher) lower depreciation
 and amortization                  (3)     12                      47
Higher interest expense            (6)     (4)                     (5)
Higher other gains and losses       2       2                       -
Higher income tax expense         (17)    (52)                   (134)
                               ------- ------- -----------------------
Increase in net income (loss)     $17    $121                    $143
                               ======= ======= =======================


(1) Operating margin equals revenue less feedstock and operating costs.


    Operating margins in the third quarter of 2007 were $9 million higher than second quarter primarily due to margin expansion in ethylene and polyethylene.

    Selling, general and administrative (SG&A) costs in the third quarter were $23 million and $24 million, respectively, lower than the second quarter of 2007 and the third quarter of 2006 and the SG&A costs in the first nine months of 2007 were $18 million lower than the first nine months of 2006. The decrease in SG&A was related to a combination of factors: one-time curtailment/special termination benefits of $4 million as a result of pension plan amendments (see
Note 2 on page 26); lower actual versus estimated benefit costs of $4 million; restructuring savings of $3 million; a reduction of insurance costs of approximately $3 million; and a reduction in pension accruals of $2 million.

    Refer to Note 3 on page 27 for details related to the restructuring charges.

    Depreciation and amortization in the third quarter of 2007 was $3 million higher than the second quarter of 2007 primarily due to the completion of a turnaround at Joffre's second ethylene plant in June 2007 and foreign currency impact. Depreciation and amortization in the third quarter of 2007 and the first nine months of 2007 was $12 million and $47 million, respectively, lower than the comparable three and nine-month periods in 2006 as a result of writing down the STYRENIX assets in late 2006 in connection with NOVA Chemicals' restructuring actions.

    Interest expense in the third quarter of 2007 was $6 million and $4 million higher compared to the second quarter of 2007 and the third quarter of 2006, respectively, and interest expense was $5 million higher for the first nine months of 2007 compared with the first nine months of 2006. The increase in interest expense relates to the increase in the use of the revolving credit facilities and the increase in the LIBOR rate.

    The increase in income tax expense in the third quarter of 2007 compared to the second quarter of 2007 and the third quarter of 2006 relates to the increase in income and an increase in the valuation allowance. Higher income tax expense for the nine month period ended Sep. 30, 2007 compared to the nine month period ended Sep. 30, 2006 is due to the following: an income tax benefit of $60 million recorded in the second quarter of 2006 to reflect the Canadian federal and Alberta provincial income tax rate reductions, partially offset by tax rate reductions of $12 million in 2007; an increase in income; and an increase in the valuation allowance.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian
Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

    -- Adjusted EBITDA - This measure, defined on page 2, is provided to assist investors in determining the ability of NOVA
        Chemicals to generate cash from operations.

    --  After-tax return on capital employed - defined on page 3.

    --  Average capital employed - defined on page 3.

    -- Cash Flow Cycle Time - This measures working capital from operations (excluding the European Joint Venture) in terms of the number of day's sales, calculated as working capital from operations divided by average daily sales. This metric helps to determine which portion of changes in working capital results from factors other than price movements. See page 14.

    -- EBITDA - This measure, defined on page 5, is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations.

    -- EBITDA from the Businesses - This measure, defined on page 2, highlights the ongoing performance of the business units without considering one-time charges, events or other items which are not driven by the business units.

    -- Funds from operations - See Funds Flow and Changes in Cash and Debt on page 14 for a reconciliation to operating income.

    --  Net current debt - defined on page 13.

    --  Net debt to total capitalization - defined on page 13.

    --  Total capitalization - defined on page 13.

    These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

    Forward-Looking Information

    This news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals' assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Forward-looking statements for the time periods beyond 2007 involve longer-term assumptions and estimates than forward-looking statements for 2007 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materials from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    The words "believe", "expect", "plan", "intend", "estimate", or "anticipate" and similar expressions, as well as future or conditional verbs such as "will", "should", "would", and "could" often identify forward-looking statements. Specific forward-looking statements contained in this news release include, among others, statements regarding: NOVA Chemicals' beliefs that very strong conditions for its Olefins/Polyolefins business will continue into the fourth quarter and beyond; NOVA Chemicals' expectations and beliefs with respect to its expanded joint venture with INEOS, including (i) the belief that the combination of the formation of the expanded joint venture and the agreement with Sterling, assuming regulatory approval is obtained, creates a strong foundation for further cost reductions in NOVA Chemicals' styrenics business, (ii) the expectation that the expanded joint venture will have annual revenues of approximately $3.8 billion, and (iii) the initial target of $80 million per year of additional cost reductions and EBITDA improvement, including $30 million of increased annual EBITDA due to increased sales and lower operating costs by shifting Sterling's production to the more efficient joint venture styrene monomer sites; NOVA Chemicals' expectation that market conditions in Europe will return from a weak summer holiday period; NOVA Chemicals' expectation that profitable export opportunities for polyethylene will continue in the fourth quarter; and NOVA Chemicals' expectation that sales of high value rotational molding grades will continue to grow rapidly. With respect to forward-looking statements contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in the forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals' ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals' Performance Products; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.

    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

    NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.



Summary Quarterly Financial Information
(millions of U.S. Dollars, except per share amounts)

                                                Three Months Ended
                                             -------------------------
                                                      2007
                                             -----------------------
                                             Sep. 30 June 30 Mar. 31
                                             ------- ------- -------

Revenue                                       $1,755  $1,676   1,506
Operating income (loss)                         $188    $150     101
Net income (loss)                                $97     $80      44
Earnings (loss) per share
  - basic                                      $1.17   $0.97    0.53
  - diluted                                    $1.16   $0.96    0.53
Weighted-average common shares outstanding
 (millions)
  - basic                                       83.0    82.9    82.7
  - diluted                                     83.8    83.7    83.5

Summary Quarterly Financial Information
(millions of U.S. Dollars, except per share amounts)

                                 Three Months Ended
              --------------------------------------------------------
                                  2006                        2005
              -------------------------------------------- -----------
               Dec. 31   Sep. 30     June 30     Mar. 31     Dec. 31
                       (restated - (restated - (restated - (restated - see Note 1) see Note 1) see Note 1) see Note 1)
              -------- ----------- ----------- ----------- -----------

Revenue         1,635       1,712        1,619      1,553       1,433
Operating
 income (loss)   (837)         13          107         37         (76)
Net income
 (loss)         $(781)        (24)         106         (4)        (66)
Earnings
 (loss) per
 share
  - basic       (9.46)      (0.29)        1.28      (0.05)      (0.80)
  - diluted     (9.46)      (0.29)        1.27      (0.05)      (0.80)
Weighted-
 average
 common shares
 outstanding
 (millions)
  - basic        82.6        82.6         82.5       82.5        82.4
  - diluted      82.6        82.6         83.2       82.5        82.4




CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Net Income (Loss)
(unaudited, millions of U.S. dollars, except per share amounts)

                           Three Months Ended       Nine Months Ended
                       --------------------------- -------------------
                       Sep. 30 June 30   Sep. 30   Sep. 30   Sep. 30
                        2007    2007      2006      2007      2006
                       ------- ------- ----------- ------- -----------
                                       (restated -         (restated -
                                       see Note 1)         see Note 1)
Revenue                $1,755  $1,676      $1,712  $4,937      $4,884
                       ------- ------- ----------- ------- -----------

Feedstock and operating
 costs                  1,461   1,391       1,448   4,133       4,181
Research and
 development               13      12          13      37          38
Selling, general and
 administrative            30      53          54     141         159
Restructuring charges
 (Note 3)                   -      10         109      10         125
Depreciation and
 amortization              63      60          75     177         224
                       ------- ------- ----------- ------- -----------
                        1,567   1,526       1,699   4,498       4,727
                       ------- ------- ----------- ------- -----------
Operating income          188     150          13     439         157
                       ------- ------- ----------- ------- -----------

Interest expense (net)
 (Note 4)                 (47)    (41)        (43)   (130)       (125)
Other gains and losses
 (net)                      1      (1)         (1)      1           1
                       ------- ------- ----------- ------- -----------
                          (46)    (42)        (44)   (129)       (124)
                       ------- ------- ----------- ------- -----------
Income (loss) before
 income taxes             142     108         (31)    310          33
Income tax expense
 (recovery) (Note 5)       45      28          (7)     89         (45)
                       ------- ------- ----------- ------- -----------
Net income (loss)         $97     $80        $(24)   $221         $78
                       ======= ======= =========== ======= ===========

Earnings (loss) per
 share (Note 6)
  - basic               $1.17   $0.97      $(0.29)  $2.67       $0.95
  - diluted             $1.16   $0.96      $(0.29)  $2.65       $0.94


    Notes to the Consolidated Financial Statements appear on pages 24 to 33.



Consolidated Statements of Comprehensive Income
 (Loss)
(unaudited, millions of U.S. dollars)

                             Three Months Ended      Nine Months Ended
                         --------------------------- -----------------
                         Sep. 30   June 30   Sep. 30  Sep. 30  Sep. 30
                          2007      2007      2006     2007     2006
                         ------- ----------- ------- --------- -------
                                 (restated -
                                 see Note 7)
Net income (loss)           $97          $80   $(24)     $221      $78
Other comprehensive
 income (loss):
  Unrealized loss on
   available for sale
   securities, net of tax    (1)           -      -        (1)       -
  Unrealized gain on
   translation of self-
   sustaining foreign
   operations                91           93     17       210       90
                         ------- ----------- ------- --------- -------
Comprehensive income
 (loss)                    $187         $173    $(7)     $430     $168
                         ======= =========== ======= ========= =======




Consolidated Balance Sheets
(unaudited, millions of U.S. dollars)

                                           Sep. 30, 2007 Dec. 31, 2006
                                           ------------- -------------
Assets
Current assets
  Cash and cash equivalents                        $121           $53
  Restricted cash and other assets                   69            72
  Accounts receivable                               587           496
  Inventories                                       841           669
                                           ------------- -------------
                                                  1,618         1,290

Investments and other assets                        108           113
Property, plant and equipment, net                3,057         2,719
                                           ------------- -------------

                                                 $4,783        $4,122
                                           ============= =============

Liabilities and Shareholders' Equity
Current liabilities
  Bank loans                                         $2            $1
  Accounts payable and accrued liabilities          906           926
  Long-term debt due within one year                312           262
                                           ------------- -------------
                                                  1,220         1,189
Long-term debt                                    1,656         1,582
Future income taxes                                 602           435
Deferred credits and long-term liabilities          344           370
                                           ------------- -------------
                                                  3,822         3,576
                                           ------------- -------------

Shareholders' equity
  Common shares                                     505           497
  Contributed surplus                                26            25
  Accumulated other comprehensive income            587           378
  Deficit                                          (157)         (354)
                                           ------------- -------------
                                                    961           546
                                           ------------- -------------

                                                 $4,783        $4,122
                                           ============= =============


    Notes to the Consolidated Financial Statements appear on pages 24 to 33.



Consolidated Statements of Cash Flows
(unaudited, millions of U.S. dollars)

                           Three Months Ended       Nine Months Ended
                       --------------------------- -------------------
                       Sep. 30 June 30   Sep. 30   Sep. 30   Sep. 30
                        2007    2007      2006      2007      2006
                       ------- ------- ----------- ------- -----------
Operating activities                   (restated -         (restated -
                                       see Note 1)         see Note 1)
  Net income (loss)       $97     $80        $(24)   $221         $78
  Depreciation and
   amortization            63      60          75     177         224
  Future income tax
   expense (recovery)      34      18         (34)     43        (134)
  Unrealized (gain)
   loss on derivatives     (9)      1          17     (34)         29
  Other (gains) losses     (1)      1           1      (1)         (1)
  Stock option expense      2       -           1       2           8
  Asset write-downs         -       -          47       -          47
  Changes in non-cash
   working capital       (178)    (37)         (7)   (247)        (42)
  Changes in operating
   non-current assets
   and liabilities        (23)     (8)        (50)    (37)         41
                       ------- ------- ----------- ------- -----------
  Cash flow (used in)
   from operating
   activities
                          (15)    115          26     124         250
                       ------- ------- ----------- ------- -----------

Investing activities
  Proceeds on asset
   sales and other
   capital transactions     1       -           -       2           2
  Property, plant and
   equipment additions    (35)    (24)        (47)    (96)       (152)
  Turnaround costs,
   long-term
   investments and
   other assets            (9)    (27)        (18)    (39)        (38)
                       ------- ------- ----------- ------- -----------
  Cash flow used in
   investing activities   (43)    (51)        (65)   (133)       (188)
                       ------- ------- ----------- ------- -----------

Financing activities
  Increase in current
   bank loans               -       -           1       -           -
  Long-term debt
   additions                -       -           -       -           4
  Long-term debt
   repayments              (1)     (7)         (2)    (12)       (304)
  Long-term debt
   -increase (decrease)
   in revolving debt       76     (26)         65     107         203
  Options retired for
   cash                    (1)     (2)         (1)     (3)         (1)
  Common shares issued      4       1           -       8           2
  Common share
   dividends               (8)     (8)         (7)    (23)        (22)
                       ------- ------- ----------- ------- -----------
  Cash flow from (used
   in) financing
   activities              70     (42)         56      77        (118)
                       ------- ------- ----------- ------- -----------

Increase (decrease) in
 cash and cash
 equivalents               12      22          17      68         (56)
Cash and cash
 equivalents, beginning
 of period                109      87          93      53         166
                       ------- ------- ----------- ------- -----------

Cash and cash
 equivalents, end of
 period                  $121    $109        $110    $121        $110
                       ======= ======= =========== ======= ===========

Cash tax payments         $16     $30         $30     $55         $41
                       ======= ======= =========== ======= ===========

Cash interest payments    $48     $38         $44    $130        $128
                       ======= ======= =========== ======= ===========


    Notes to the Consolidated Financial Statements appear on pages 24 to 33.



Consolidated Statements of Changes in Shareholders' Equity
(unaudited, millions of U.S. dollars, except number of shares)

                                          Common Shares   Contributed
                                        -----------------
                                          Shares   Amount   Surplus
                                        ---------- ------ -----------

Balance at Dec. 31, 2005                82,364,899   $494         $16

Net loss                                         -      -           -
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign operations           -      -           -
Comprehensive income
Issued for cash on exercise of stock
 options                                   176,045      2           -
Stock option compensation cost                   -      -           7
Common share dividends                           -      -           -
Stock options retired for cash                   -      -           -
                                        ---------- ------ -----------

Balance at Mar. 31, 2006                82,540,944   $496         $23

Net income                                       -      -           -
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign operations           -      -           -
Comprehensive income
Issued for cash on exercise of stock
 options                                     8,750      1           -
Stock option compensation cost                   -      -           1
Common share dividends                           -      -           -
                                        ---------- ------ -----------

Balance at June 30, 2006                82,549,694   $497         $24

Net loss                                         -      -           -
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign operations           -      -           -
Comprehensive loss
Issued for cash on exercise of stock
 options                                     3,662      -           -
Common share dividends                           -      -           -
Stock options retired for cash                   -      -           -
                                        ---------- ------ -----------

Balance at Sep. 30, 2006                82,553,356   $497         $24
                                        ========== ====== ===========

Consolidated Statements of Changes in
 Shareholders' Equity
(unaudited, millions of U.S. dollars, except
 number of shares)
                                       Accumulated
                                          Other     Reinvested
                                      Comprehensive  Earnings
                                         Income     (Deficit)   Total
                                     -------------- ---------- -------

Balance at Dec. 31, 2005                       $324      $381  $1,215

Net loss                                          -        (4)     (4)
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign
    operations                                    7         -       7
                                                               -------
Comprehensive income                                                3
Issued for cash on exercise of stock
 options                                          -         -       2
Stock option compensation cost                    -         -       7
Common share dividends                            -        (7)     (7)
Stock options retired for cash                    -        (1)     (1)
                                     -------------- ---------- -------

Balance at Mar. 31, 2006                       $331      $369  $1,219

Net income                                        -       106     106
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign
    operations                                   66         -      66
                                                               -------
Comprehensive income                                              172
Issued for cash on exercise of stock
 options                                          -         -       1
Stock option compensation cost                    -         -       1
Common share dividends                            -        (8)     (8)
                                     -------------- ---------- -------

Balance at June 30, 2006                       $397      $467  $1,385

Net loss                                          -       (24)    (24)
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign
    operations                                   17         -      17
                                                               -------
Comprehensive loss                                                 (7)
Issued for cash on exercise of stock
 options                                          -         -       -
Common share dividends                            -        (7)     (7)
Stock options retired for cash                    -        (1)     (1)
                                     -------------- ---------- -------

Balance at Sep. 30, 2006                       $414      $435  $1,370
                                     ============== ========== =======


    Notes to the Consolidated Financial Statements appear on pages 24 to 33.




                                          Common Shares   Contributed
                                        -----------------
                                          Shares   Amount   Surplus
                                        ---------- ------ -----------


Balance at Dec. 31, 2006                82,561,272   $497        $25

Net income                                       -      -          -
Other comprehensive income
   Unrealized gain on
   translation of
   self-sustaining foreign
   operations                                    -      -          -
Comprehensive income
Issued for cash on exercise of stock
 options                                   187,620      3          -
Stock option compensation cost                   -      -          2
Common share dividends                           -      -          -
                                        ---------- ------ -----------

Balance at Mar. 31, 2007                82,748,892   $500        $27

Net income                                       -      -          -
Other comprehensive income
   Unrealized gain on
   translation of
   self-sustaining foreign
   operations                                    -      -          -
Comprehensive income
Issued for cash on exercise of stock
 options                                   112,781      1          -
Stock option compensation cost                   -      -         (1)
Common share dividends                           -      -          -
Stock options retired for cash                   -      -          -
                                        ---------- ------ -----------

Balance at June 30, 2007                82,861,673   $501        $26

Net income                                       -      -          -
Other comprehensive income
(loss)
   Unrealized loss on
   available for sale
   securities                                    -      -          -
   Unrealized gain on
   translation of
   self-sustaining foreign
   operations                                    -      -          -
Comprehensive income
Issued for cash on exercise of stock
 options                                   189,316      4          -
Common share dividends                           -      -          -
                                        ---------- ------ -----------

Balance at Sep. 30, 2007                83,050,989   $505        $26

                                   Accumulated
                                      Other     Reinvested
                                  Comprehensive  Earnings
                                     Income     (Deficit)     Total
                                  ------------- ---------- -----------
                                   (restated -             (restated -
                                   see Note 7)             see Note 7)

Balance at Dec. 31, 2006                  $378      $(354)       $546

Net income                                   -         44          44
Other comprehensive income
   Unrealized gain on
   translation of
   self-sustaining foreign
   operations                               26          -          26
                                                           -----------
Comprehensive income                                               70
Issued for cash on exercise of
 stock options                               -          -           3
Stock option compensation cost               -          -           2
Common share dividends                       -         (7)         (7)
                                  ------------- ---------- -----------

Balance at Mar. 31, 2007                  $404      $(317)       $614

Net income                                   -         80          80
Other comprehensive income
   Unrealized gain on
   translation of
   self-sustaining foreign
   operations                               93          -          93
                                                           -----------
Comprehensive income                                              173
Issued for cash on exercise of
 stock options                               -          -           1
Stock option compensation cost               -          -          (1)
Common share dividends                       -         (8)         (8)
Stock options retired for cash               -         (1)         (1)
                                  ------------- ---------- -----------

Balance at June 30, 2007                  $497      $(246)       $778

Net income                                   -         97          97
Other comprehensive income
(loss)
   Unrealized loss on
   available for sale
   securities                               (1)         -          (1)
   Unrealized gain on
   translation of
   self-sustaining foreign
   operations                               91          -          91
                                                           -----------
Comprehensive income                                              187
Issued for cash on exercise of
 stock options                               -          -           4
Common share dividends                       -         (8)         (8)
                                  ------------- ---------- -----------

Balance at Sep. 30, 2007                $587(1)     $(157)       $961


    (1) The accumulated other comprehensive income as of Sep. 30, 2007 includes $1 million of unrealized loss on available for sale securities. The remaining balance as of Sep. 30, 2007 and the balance for all prior periods is comprised solely of foreign currency translation adjustments.

    Notes to the Consolidated Financial Statements appear on pages 24 to 33.

    Notes to Consolidated Financial Statements

    (unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

    These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated Financial Statements. Accordingly, these interim Consolidated
Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2006.

    1. Significant Accounting Policies

    These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2006 on pages 80 to 84 of the 2006 Annual Report, except as follows.

    On Jan. 1, 2007, NOVA Chemicals adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506, Accounting Changes. CICA Section 1506 provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements. This new standard applies to fiscal years beginning on or after Jan. 1, 2007.

    On Jan. 1, 2007, NOVA Chemicals adopted CICA Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3251, Equity. These new standards apply to fiscal years beginning on or after Oct. 1, 2006. In addition, NOVA Chemicals has adopted the related disclosure and presentation changes as contained in the existing CICA
Section 3861, Financial Instruments - Disclosure and Presentation.

    CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under CICA Section 3855, all financial assets must be classified as either held-for-trading, available for sale, held to maturity investments or loans and receivables. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held to maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value depend on the instrument's initial classification. Held-for-trading financial instruments are measured at fair value and all gains and losses are included in net income (loss) in the period in which they arise. Available for sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet. Investments classified as available for sale are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Realized gains and losses on the disposal of available for sale securities, are recognized in other gains and losses. Also, transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

    CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in the fair value of recognized derivatives are included in net income (loss) in the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865. As a result, NOVA Chemicals has reflected an unrealized gain of $9 million ($0.11 gain per share diluted) and an unrealized loss of $1 million ($0.01 loss per share diluted) for the periods ended Sep. 30, 2007 and June 30, 2007, respectively, which is included in feedstock and operating costs on the Consolidated Statements of Income. Fair values for NOVA Chemicals' recognized commodity-based derivatives are based on the forward prices of the associated market index. No non-financial derivatives have been recognized as a result of the application of this standard, as all of NOVA Chemicals' non-financial derivative contracts have been designated and documented as meeting NOVA Chemicals' expected purchase, sale or usage requirements.

    As a result of the adoption of CICA Section 3855, NOVA Chemicals has classified, at Sep. 30, 2007 and Jan. 1, 2007, its financial instruments as follows: cash and cash equivalents, derivative instruments (included in Accounts receivables, Investments and other assets and Deferred credits and long-term liabilities on the Consolidated Balance Sheets) as held-for-trading; trade accounts receivable, advances receivable from affiliates and other receivables (included in Accounts receivable on the Consolidated Balance Sheets) and Restricted cash and other assets as loans and receivables; investments in non-affiliated entities (included in Investments and other assets on the Consolidated Balance Sheets) as available for sale; and trade accounts payable, other accounts payable, certain accrued liabilities (included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets); bank loans (line of credit); long-term liabilities (included in Deferred credits and long-term liabilities on the Consolidated Balance Sheets); and long-term debt as other financial liabilities.

    Under CICA Section 3855, long-term debt is required to be initially measured at fair value and subsequently measured at amortized cost. As a result, certain deferred debt discount and issuance costs that were previously reported in Restricted cash and other assets and Investments and other assets on the Consolidated Balance Sheets have been reclassified, on a prospective basis, and are now reported as a reduction of the respective debt obligations. In total, $17 million was reclassified in the first quarter of 2007.

    As noted above, investments in non-affiliated entities classified as available for sale are now measured at fair market value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material to the Consolidated Financial Statements. During the three-month period ending Sep. 30, 2007, the change in fair value of these investments resulted in a loss of $1 million, net of tax, was recorded in Other comprehensive income in the Consolidated Statements of Changes in Shareholders' Equity. During the three-month period ending June 30, 2007, the change in fair value of these investments was not material to the Consolidated Financial Statements. NOVA Chemicals' investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. As of Sep. 30, 2007 and Jan. 1, 2007 these investments totaled $12 million and $13 million, respectively.

    The recommendations of CICA Section 3865, Hedges, replaces and expands the guidance in CICA Accounting Guideline 13 (AcG-13), Hedging Relationships and the hedging guidance in CICA Section 1650, Foreign Currency Translation. CICA Section 3865 establishes standards for when and how hedge accounting may be applied as well as related disclosure requirements. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item. NOVA Chemicals evaluated the impact of CICA Section 3865 on its Consolidated Financial Statements, at Jan. 1, 2007, and determined that a gain on settlement of a derivative instrument that was previously designated as a hedge and deferred on the Consolidated Balance Sheets should now be reported as an adjustment of the previously hedged long-term debt instrument. As such, the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

    CICA Section 1530, Comprehensive Income, establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA
Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss) have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available for sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders' Equity. As a result of the adoption of CICA Section 1530, the cumulative translation adjustment, formerly presented as a separate line item as part of Shareholders' equity in the Consolidated Balance Sheets, of $378 million as of Dec. 31, 2006 was reclassified to Accumulated other comprehensive income.

    CICA Section 3251, Equity, establishes standards for the presentation of equity and changes in equity during the reporting periods. The requirements under this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity.

    In the first quarter of 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program, undertaken by the European Joint Venture.
Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser as opposed to financing.

    Certain comparative figures have been restated to conform to the current periods' presentation. In particular, Canadian GAAP implemented EIC (Emerging Issues Committee) 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, which resulted in the acceleration of the recognition of compensation cost for stock-based awards based on employees' retirement eligibility at the date of the grant. This standard became effective for NOVA Chemicals in the fourth quarter of 2006 and was applied retroactively, with restatement of prior periods, as required by EIC 162. The impact to net income (loss) for the three months and nine months ended Sep. 30, 2006 was a $1 million loss ($0.01 per share) and a $nil million loss ($0.00 per share), respectively.

    2. Pensions and Other Post-Retirement Benefits



Components of Net Periodic Benefit Cost for
Defined Benefit Plans

                                  Three Months Ended
                 -----------------------------------------------------
                   Sep. 30, 2007     June 30, 2007     Sep. 30, 2006
                 ----------------- ----------------- -----------------
                 Pension   Other   Pension   Other   Pension   Other
                 Benefits Benefits Benefits Benefits Benefits Benefits
                 -------- -------- -------- -------- -------- --------

 Current service
  cost                $2        $1      $7        $-      $7        $1
 Interest cost on
  projected
  benefit
  obligations         11         1      11         1       9         1
 Actual gain on
  plan assets        (13)        -     (13)        -      (9)        -
 Actuarial loss
  on accrued
  obligation           -         -       -         1       -         -
                 -------- -------- -------- -------- -------- --------
 Costs arising in
  the period           -         2       5         2       7         2
 Differences
  between costs
  arising in the
  period and
  costs
  recognized in
  the period in
  respect of the
  long-term
  nature of
  employee future
  benefit costs:
 Transitional
  assets
  (liabilities)       (1)        1      (1)        -      (1)        -
 Actuarial loss        2         -       2         -       2         -
                 -------- -------- -------- -------- -------- --------
 Net defined
  benefit cost
  recognized           1         3       6         2       8        $2
 Curtailment /
  special
  termination
  (benefit)
  charge              (4)        -       -         -       5         4
                 -------- -------- -------- -------- -------- --------
 Total defined
  benefit
  (income) cost
  recognized         $(3)       $3      $6        $2     $13        $6
                 ======== ======== ======== ======== ======== ========




                                            Nine Months Ended
                                   -----------------------------------
                                     Sep. 30, 2007     Sep. 30, 2006
                                   ----------------- -----------------
                                   Pension   Other   Pension   Other
                                   Benefits Benefits Benefits Benefits
                                   -------- -------- -------- --------

 Current service cost                  $17        $2     $21        $4
 Interest cost on projected benefit
  Obligations                           32         3      27         3
 Actual gain on plan assets            (39)        -     (27)        -
 Actuarial loss on accrued
  obligation                             2         1       -         -
                                   -------- -------- -------- --------
 Costs arising in the period            12         6      21         7
 Differences between costs arising
  in the period and costs
  recognized in the period in
  respect of the long-term nature
  of employee future benefit costs:
 Transitional assets (liabilities)      (3)        1      (3)        -
 Actuarial loss                          4         -       6         -
                                   -------- -------- -------- --------
 Net defined benefit cost
  recognized                            13         7      24         7
 Curtailment / special termination
  (benefit) charge                      (4)        -       5         4
                                   -------- -------- -------- --------
 Total defined benefit (income)
  cost recognized                       $9        $7     $29       $11
                                   ======== ======== ======== ========


    The expected long-term rate of a return on plan assets is 7.5% compared to 7.4% in the prior year.

    On September 28, 2007, NOVA amended certain defined benefit pension plans. The amendments provided for benefits to be frozen as of January 1, 2008 and provide transition relief to plan participants meeting certain age and service requirements. At the same time NOVA also enhanced benefits under one of its defined contribution plans.

    The restructuring that occurred in 2007 and the defined benefit pension plan amendments described above triggered one or more of the following charges (benefits) in the third quarter of 2007: a curtailment charge (benefit), a special termination charge or a settlement charge. A curtailment charge (benefit) results from either the termination of employment earlier than previously assumed or the significant reduction in future benefit accruals. A special termination charge results from enhancements provided under the voluntary programs (e.g., additional years of age, service). A settlement charge results when total lump sum benefits paid during a given year exceed a certain threshold. In the third quarter of 2006, the North American restructuring triggered one ore more of the aforementioned charges (benefits). The impact of these changes are reflected in the table above.

    Employer Contributions

    NOVA Chemicals contributed $22 million, $7 million and $28 million during the quarters ended Sep. 30, 2007, June 30, 2007, and Sep. 30, 2006, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $2 million for each of the quarters ended Sep. 30, 2007, June 30, 2007, and Sep. 30, 2006 to its defined contribution plans. NOVA Chemicals contributed $43 million and $50 million during the nine months ended Sep. 30, 2007 and Sep. 30, 2006, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $6 million during each of the nine month periods ended Sep. 30, 2007 and Sep. 30, 2006 to its defined contribution plans.

    3. Restructuring Charges

    There were no restructuring charges in the third quarter of 2007.

    In the second quarter of 2007, NOVA Chemicals accrued $7 million ($7 million after-tax - see Note 5 below) of restructuring costs related to the May 31, 2007 announcement of the elimination of approximately 90 positions in the U.S. and Europe. To date, $2 million of the severance costs has been paid to employees. In addition, NOVA Chemicals accrued $3 million ($2 million after-tax) of restructuring costs related to additional actions taken in the European Joint Venture.

    In the third quarter of 2006, NOVA Chemicals accrued $53 million before-tax ($33 million after-tax) for severance, pension and other employee related costs related to the restructuring of its North American operations to better align resources and reduce costs. To date, $28 million has been paid to employees. In addition, NOVA Chemicals incurred a charge of $56 million before-tax ($46 million after-tax) primarily related to the write-down of the Carrington, UK, solid PS facility following the announcement to permanently close that site.

    In the second quarter of 2006, NOVA Chemicals accrued $1 million of additional restructuring costs related to the rationalization activities commenced in 2005 in its European Joint Venture.

    In the first quarter of 2006, NOVA Chemicals included in the restructuring charges severance costs of $15 million ($10 million after-tax) related to the Chesapeake, VA closure. To date, $6 million of the severance costs has been paid to employees.

    4. Interest Expense



Components of interest
 expense                       Three Months Ended    Nine Months Ended
                             ----------------------- -----------------
                             Sep. 30 June 30 Sep. 30  Sep. 30  Sep. 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Interest on long-term debt      $36     $34     $35      $105    $110
Interest on securitizations
 and other                       13      10      10        32      21
                             ------- ------- ------- --------- -------
Gross interest expense           49      44      45       137     131
Interest capitalized during
 plant construction               -       -      (1)       (1)     (2)
Interest income                  (2)     (3)     (1)       (6)     (4)
                             ------- ------- ------- --------- -------
Interest expense (net)          $47     $41     $43      $130    $125
                             ======= ======= ======= ========= =======


    5. Income Taxes



                               Three Months Ended    Nine Months Ended
                             ----------------------- -----------------
                             Sep. 30 June 30 Sep. 30  Sep. 30  Sep. 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Income (loss) before income
 taxes                         $142    $108    $(31)     $310     $33
Statutory income tax rate     32.12%  32.12%  32.49%    32.12%  32.49%
                             ------- ------- ------- --------- -------
Computed income tax expense
 (recovery)                     $46     $35    $(10)     $100     $11
(Decrease) increase in taxes
 resulting from:
  Tax benefit of rate
   reductions (1)                (6)     (6)      -       (12)    (60)
  Foreign tax rates              (5)     (4)     (4)      (13)     (7)
  Tax benefits not
   recognized(2)                 10       4       6        14       6
  Other                           -      (1)      1         -       5
                             ------- ------- ------- --------- -------
Income tax expense (recovery)   $45     $28     $(7)      $89    $(45)
                             ======= ======= ======= ========= =======


(1) In the second quarter of 2007, the Canadian federal government reduced the general income tax rate from 19% to 18.5% effective January 1, 2011. As a result, future tax liabilities were reduced by $12 million. In the second quarter of 2006, future tax liabilities were reduced by $60 million as a result of the enactment of Canadian federal and Alberta provincial income tax rate reductions. The benefits that result from these periodic revisions are recorded as reductions in income tax expense in the applicable quarters.
(2) The tax benefits of certain costs have not been recorded due to uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S.


    6. Earnings (Loss) Per Share



(shares in millions)                   Three Months Ended
                           -------------------------------------------
                              Sep. 30       June 30        Sep. 30
                               2007          2007           2006
                           ------------- ------------- ---------------
                           Basic Diluted Basic Diluted  Basic  Diluted

Net income (loss) available
 to common shareholders      $97     $97   $80     $80   $(24)   $(24)
                           ===== ======= ===== ======= ======= =======
Weighted average common
 shares outstanding         83.0    83.0  82.9    82.9   82.6    82.6
Add back effect of dilutive
 securities: Stock Options     -     0.8     -     0.8      -       -
                           ----- ------- ----- ------- ------- -------
Weighted-average common
 share for EPS calculations 83.0    83.8  82.9    83.7   82.6    82.6
                           ----- ------- ----- ------- ------- -------
Earnings (loss) per share  $1.17   $1.16 $0.97   $0.96 $(0.29) $(0.29)
                           ===== ======= ===== ======= ======= =======


No stock options were excluded from the computation of diluted earnings (loss) per share for the quarters ended Sep. 30, 2007 and June 30, 2007. 3.4 million stock options were excluded from the computation of diluted earnings (loss) per share for the quarter ended Sep. 30, 2006 because they were anti-dilutive. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. As of Sep. 30, 2007, the fully diluted share count was 83.8 million.




(shares in millions)                            Nine Months Ended
                                           ---------------------------
                                              Sep. 30       Sep. 30
                                               2007          2006
                                           ------------- -------------
                                           Basic Diluted Basic Diluted

Net income available to common shareholders $221    $221   $78     $78
                                           ===== ======= ===== =======

Weighted average common shares outstanding 82.9 82.9 82.5 82.5 Add back effect of dilutive securities:
 Stock Options                                 -     0.7     -     0.8
                                           ----- ------- ----- -------
Weighted-average common share for EPS
 calculations                               82.9    83.6  82.5    83.3
                                           ----- ------- ----- -------
Earnings per share                         $2.67   $2.65 $0.95   $0.94
                                           ===== ======= ===== =======


    7. Second Quarter 2007 Balance Sheet Restatement

    A reclassification of book to tax differences on foreign exchange balances was done in the second quarter of 2007 results to correct a misclassification in the balance sheet between future income taxes and accumulated other comprehensive income. $105 million was reclassified from accumulated other comprehensive income to future income taxes thereby reducing Shareholders' equity in the second quarter of 2007 from that previously reported. There was no impact on net income, earnings per share or cash in the second or third quarters as a result of this restatement.

    8. Segmented Information

    Refer to pages 104 and 105 of the Consolidated Financial Statements for the year ended Dec. 31, 2006 for the description of each segment and accounting policies for segment reporting. Beginning in the first quarter of 2007, NOVA Chemicals no longer allocates interest, taxes or corporate operating costs to the business segments. Prior period comparative amounts have been revised to reflect this change. Mark-to-market adjustments on NOVA Chemicals' open feedstock derivative positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

    The third quarter of 2007 is the last quarter that NOVA Chemicals will report the results for the styrene monomer, North American Solid Polystyrene and European Joint Venture segments. Beginning in the fourth quarter of 2007, NOVA Chemicals will report the results of the INEOS NOVA Joint Venture which commenced operations on Oct. 1, 2007.

    The following tables provide information for each segment.



                               Three Months Ended    Nine Months Ended
                             ----------------------- -----------------
                             Sep. 30 June 30 Sep. 30  Sep. 30  Sep. 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Revenue
  Joffre Olefins               $448    $425    $417    $1,284  $1,317
  Corunna Olefins               595     502     557     1,494   1,482
  Polyethylene                  519     475     507     1,417   1,467
  Performance Styrenics         117     115     111       332     316
  Styrene Monomer               468     471     485     1,403   1,363
  North American Solid
   Polystyrene                  136     144     140       421     381
  European Joint Venture        175     193     179       556     488
  Eliminations                 (703)   (649)   (684)   (1,970) (1,930)
                             ------- ------- ------- --------- -------
                             $1,755  $1,676  $1,712    $4,937  $4,884
                             ======= ======= ======= ========= =======
Adjusted EBITDA (1)
  Joffre Olefins               $172    $121    $160      $400    $455
  Corunna Olefins                57      58      28       157      89
  Polyethylene                   60      50      83       132     149
  Performance Styrenics           3      (6)     (2)       (9)     (3)
  Styrene Monomer               (22)     23       5        11      (1)
  North American Solid
   Polystyrene                   (7)     (7)     (8)      (20)    (21)
  European Joint Venture          1      13       -        29      (7)
  Corporate                     (11)    (31)    (68)      (59)   (142)
  Eliminations                   (2)     (1)     (1)      (15)    (13)
                             ------- ------- ------- --------- -------
                               $251    $220    $197      $626    $506
                             ======= ======= ======= ========= =======


(1) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Income (Loss) on page 19 and Supplemental Measures on page 18).


Operating income (loss)
  Joffre Olefins                         $157  $108  $148  $360  $418
  Corunna Olefins                          41    42    13   110    47
  Polyethylene                             43    34    67    83    99
  Performance Styrenics                    (5)  (14)   (5)  (30)  (12)
  Styrene Monomer                         (25)   20    (9)    3   (42)
  North American Solid Polystyrene         (8)   (8)  (13)  (23)  (36)
  European Joint Venture                    -    12    (8)   26   (31)
  Corporate                               (13)  (43) (179)  (75) (273)
  Eliminations                             (2)   (1)   (1)  (15)  (13)
                                         ----- ----- ----- ----- -----
  Total operating income                 $188  $150   $13  $439  $157
  Interest expense (net)                  (47)  (41)  (43) (130) (125)
  Other gains and losses (net)              1    (1)   (1)    1     1
  Income tax (expense) recovery           (45)  (28)    7   (89)   45
                                         ----- ----- ----- ----- -----
  Net income (loss)                       $97   $80  $(24) $221   $78
                                         ===== ===== ===== ===== =====




                               Three Months Ended    Nine Months Ended
                             ----------------------- -----------------
                             Sep. 30 June 30 Sep. 30  Sep. 30  Sep. 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Depreciation and amortization
 expense
  Joffre Olefins                 $15     $13     $12       $40    $37
  Corunna Olefins                 16      16      15        47     42
  Polyethylene                    17      16      16        49     50
  Performance Styrenics            8       8       3        21      9
  Styrene Monomer                  3       3      14         8     41
  North American Solid
   Polystyrene                     1       1       5         3     15
  European Joint Venture           1       1       8         3     24
  Corporate                        2       2       2         6      6
                             ------- ------- ------- --------- -------
                                 $63     $60     $75      $177   $224
                             ======= ======= ======= ========= =======
Capital expenditures
  Joffre Olefins                  $5      $6      $8       $15    $18
  Corunna Olefins                  8       1      10        33     39
  Polyethylene                    10       8       4        20     12
  Performance Styrenics            6       2      16        10     67
  Styrene Monomer                  4       2       1         7      3
  North American Solid
   Polystyrene                     1       2       2         4      4
  European Joint Venture           1       3       6         7      9
                             ------- ------- ------- --------- -------
                                 $35     $24     $47       $96   $152
                             ======= ======= ======= ========= =======

                                                      Sep. 30  Dec. 31
                                                       2007     2006
                                                     --------- -------
Assets
  Joffre Olefins                                         $859    $743
  Corunna Olefins                                       1,300   1,092
  Polyethylene                                          1,136     946
  Performance Styrenics                                   418     429
  Styrene Monomer                                         352     334
  North American Solid Polystyrene                        102      82
  European Joint Venture                                  262     183
  Corporate (1)                                           382     331
  Eliminations                                            (28)    (18)
                                                     --------- -------
                                                       $4,783  $4,122
                                                     ========= =======
(1) Amounts include all cash and cash equivalents.


    9. Reconciliation to United States Generally Accepted Accounting
Principles



                           Three Months Ended       Nine Months Ended
                       --------------------------- -------------------
                       Sep. 30 June 30   Sep. 30   Sep. 30   Sep. 30
                        2007    2007      2006      2007      2006
                       ------- ------- ----------- ------- -----------
                                       (restated -         (restated -
                                       see Note 1)         see Note 1)
Net income (loss) in
 accordance with
 Canadian GAAP             $97    $80        $(24)   $221         $78
Add (deduct)
 adjustments for:
  Start-up costs (1)         -      -           2       1          (4)
  Derivative
   instruments and
   hedging activity (2)      -      -          (3)     (1)         (2)
  Inventory costing (3)      1     (1)          6      (1)          -
  Stock-based
   compensation (4)          1      1          (1)      3          (1)
  Other                      -      -           1       -           1
                       ------- ------- ----------- ------- -----------
Net income (loss) in
 accordance with U.S.
 GAAP                      $99    $80        $(19)   $223         $72
                       ======= ======= =========== ======= ===========
Earnings (loss) per
 share - basic           $1.19  $0.97      $(0.23)  $2.69       $0.87
                       ======= ======= =========== ======= ===========
Earnings (loss) per
 share - diluted         $1.18  $0.96      $(0.23)  $2.67       $0.86
                       ======= ======= =========== ======= ===========




                           Three Months Ended       Nine Months Ended
                       --------------------------- -------------------
                       Sep. 30 June 30   Sep. 30   Sep. 30   Sep. 30
                        2007    2007      2006      2007      2006
                       ------- ------- ----------- ------- -----------
                                       (restated -         (restated -
                                       see Note 1)         see Note 1)
Comprehensive income
 (loss) in accordance
 with Canadian GAAP       $187   $173         $(7)   $430        $168
Add (deduct)
 adjustments to
 Canadian GAAP net
 income (loss) for:
  Start-up costs (1)         -      -           2       1          (4)
  Derivative
   instruments and
   hedging activity (2)      -      -          (3)     (1)         (2)
  Inventory costing (3)      1     (1)          6      (1)          -
  Stock-based
   compensation (4)          1      1          (1)      3          (1)
  Other                      -      -           1       -           1
Pension liability
 adjustments (net of
 tax of $9, $nil, $nil,
 $9 and $nil,
 respectively)              16      -           -      16           -
                       ------- ------- ----------- ------- -----------
Comprehensive income
 (loss) in accordance
 with U.S. GAAP           $205   $173         $(2)   $448        $162
                       ======= ======= =========== ======= ===========




                                                       Sep. 30 Dec. 31
                                                        2007    2006
                                                       ------- -------
Accumulated other comprehensive income
  Unrealized loss on available for sale securities        $(1)     $-
  Unrealized gain on translation of self-sustaining
   foreign operations                                     567     357
  Pension liability adjustment (5)                        (66)    (82)
                                                       ------- -------
                                                         $500    $275
                                                       ======= =======
Balance sheet in accordance with U.S. GAAP (7)
  Current assets (3)                                   $1,663  $1,337
  Investments and other assets (1), (5)                    79      82
  Property, plant and equipment, net (1)                3,057   2,719
  Current liabilities (2), (6)                         (1,224) (1,186)
  Long-term debt (2)                                   (1,654) (1,584)
  Deferred income taxes (1), (2), (3), (4), (5), (6)     (541)   (397)
  Deferred credits and long-term liabilities (2), (4),
   (5), (6)                                              (483)   (501)
                                                       ------- -------
  Common shareholders' equity (5),(6)                    $897    $470
                                                       ======= =======




(1)Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.

(2)Derivative Instruments and Hedging Activities. CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP SFAS No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. See
    Note 1 for further details. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP.

(3)Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

(4)Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked-to-market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect for the periods prior to Dec. 31, 2005 of $5 million after-tax, has been charged to reinvested earnings (deficit) at Jan. 1, 2006.

(5)Pension Liability Adjustment. In 2006, for U.S. GAAP reporting, SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of SFAS Nos. 87, 88, 106, and 132(R), was effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income
    (loss). Accordingly, at Dec. 31, 2006, NOVA Chemicals recognized an additional pension and post-retirement liability of $124 million, resulting in a charge of $82 million (net of tax) to accumulated other comprehensive income. In 2006 (prior to the adoption of SFAS No. 158), SFAS No. 87, Employer's Accounting for Pensions, was followed with respect to pension accounting, which required an employer to record an additional minimum liability
    (AML) if the unfunded accumulated benefit obligation exceeded the accrued pension liability or if there was a prepaid pension asset with respect to the plan. If an AML was recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, was also recognized. The excess of the AML, over the intangible asset, if any, was charged to other comprehensive income (loss), net of income tax effects. At Sep. 30, 2007, plan assets and benefit obligations were re-measured for certain defined benefit pension plans as a result of pension plan changes as described in Note 2 on page 26. Accordingly, at Sep. 30, 2007, NOVA Chemicals adjusted its SFAS No. 158 pension and post-retirement liability by $25 million, resulting in a credit of $16 million (net of tax) to accumulated other comprehensive income.

(6)Income Taxes. Beginning Jan. 1, 2007, FIN 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007 at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits, and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. Since implementation of FIN 48 on Jan. 1, 2007, no further changes to the FIN 48 liability have been necessary. Also, it is NOVA Chemicals policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Sep. 30, 2007, NOVA Chemicals had approximately $6 million accrued for the payment of interest and penalties.

(7)Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the Proportionate Consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity; however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.


    10. New Accounting Pronouncements

    Canadian GAAP

    CICA 1535, Capital Disclosures, applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007, specifies disclosures of (1) information about the entity's objectives, policies, and processes for managing capital structure;
(2) quantitative data about what the entity regards as capital; and
(3) whether the entity has complied with externally imposed capital requirements (for example bank covenants) and if it has not complied, the consequences of such non-compliance. NOVA Chemicals is currently evaluating the effects of adopting this standard.

    CICA 3862, Financial Instruments - Disclosure and CICA 3863, Financial Instruments - Presentation, replace CICA 3861, Financial Instruments - Disclosure and Presentation. These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals is currently evaluating the effects of adopting this standard.

    CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals does not expect the adoption of these changes to have an impact on its financial statements.

    CICA 3031, Inventories, replaces CICA 3030, Inventories. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable, and goods or services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;
(3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula;
(4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 - Property, Plant and Equipment, was amended to reflect this change). CICA 3031, applies to interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals is evaluating the effects of adopting this standard.

    EIC-166, Accounting Policy for Transaction Costs, requires an entity to disclose the accounting policy for transaction costs for all financial assets/liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset/liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC-166 should be applied retrospectively to transaction costs accounted for in accordance with CICA 3855 in financial statements issued for interim and annual periods ending on or after Sept. 30, 2007. NOVA Chemicals' accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy will not change as a result of EIC-166.

    U.S. GAAP

    SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale and held-for-trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after Nov. 15, 2007. The adoption of this standard is not expected to have a material impact on NOVA Chemicals' consolidated financial statements.

    11. Subsequent Events Related to INEOS NOVA

    On Oct. 1, 2007, the expanded INEOS NOVA Joint Venture commenced operations. In addition to the European assets already included in the INEOS NOVA Joint Venture, the expanded 50:50 venture includes NOVA Chemicals' North American styrene and solid PS assets as well as its NAS(R) and ZYLAR(R) performance resins. The venture also includes INEOS' North American styrene and solid PS assets and its line of specialty polymers. North American EPS, Performance Styrenics and DYLARK(R) resins are not included in the Joint Venture and will continue to be manufactured and sold by NOVA Chemicals.

    NOVA Chemicals contributed Property, Plant and Equipment with book value of $250 million and working capital of $150 million to the INEOS NOVA Joint Venture.

    The INEOS NOVA expanded Joint Venture is expected to have annual revenues of approximately $3.8 billion and is the largest styrene and solid PS producer in North America and the largest solid PS and EPS producer in Europe.

    CONTACT: NOVA Chemicals Corporation
             Investor Relations
             Chuck Magro, 412-490-5047
             or
             Media Relations
             Greg Wilkinson, 412-490-4166